EXHIBIT 21
SUBSIDIARIES OF THE COMPANY

Name of Subsidiary	State of Incorporation	Ownership
Columbia State Bank	Washington	100%
West Coast Trust Company, Inc.	Oregon	100%
Totten Inc.	Washington	100%